650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

Certain portions of this document have been omitted pursuant to a request for Confidential Treatment and, where applicable, have been marked with “[****]” to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

October 1, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Confidential Draft Registration Statement on Form S-1
Submission No. 6
Submitted September 19, 2012
CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 25, 2012 (the “Comment Letter”), relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). Where noted below, we have also addressed the suggestions and requests of the Staff provided during a telephone conference held on September 26, 2012 among members of the Staff and representatives of SolarCity, Ernst & Young LLP and Wilson Sonsini Goodrich & Rosati, relating to the Comment Letter. We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity.

Because of the commercially sensitive nature of information contained herein, when we submit this letter via EDGAR at the time of first publicly filing the Registration Statement, the submission will be accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission October 1, 2012 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-002

General

1.	Please refer to comment eight of our letter dated June 26, 2012 and update your disclosure as appropriate or otherwise advise us as to how you intend to respond to the outstanding comment relating to the allocation of the over-allotment.

SolarCity Response:

We supplementally advise the Staff that the Company, the selling stockholders and the underwriters have not yet determined the specific allocation, if any, of the over-allotment shares among the Company and certain selling stockholders. We undertake to provide this information in an appropriate section of the Registration Statement, or an amendment thereto, as soon as it is available.

Management’s Discussion and Analysis

Critical Accounting Policies

Common Stock Valuations, page 60

2.	We note your response to comments one and two in our letter dated September 11, 2012. The fair value per share of your common stock was $5.88 at August 1, 2011. Aside from minimal increases of 4 cents on September 14, 2011 and an additional 6 cents on October 25, 2011, there were no significant changes in the fair value per common share until January 31, 2012. On January 31, 2012, the fair value per common share was $10.74, representing an increase of $4.76 since the previous valuation on October 25, 2011 of $5.98 per share. Your response indicates that the fair value per common share was $5.98 from October 25, 2011 through January 30, 2012 followed by an 80% increase on January 31, 2012 to arrive at a fair value per common share of $10.74. We continue to have difficulty understanding why a portion of this increase on January 31, 2012 would not be attributable to earlier periods especially in light of the apparent improvement in company performance, which may be indicated by the 23% increase in revenues during the quarter ended September 30, 2011. Please advise.

SolarCity Response:

In response to the Staff’s comment, and following our telephone conference with the Staff, we present the following additional qualitative and quantitative factors that provide additional support for our determination of the fair value of our common stock from September 2011 to January 2012.

On pages 12, 44 and 49-50, we have highlighted that “aggregate nominal contracted payments” is one of our key operating metrics. This metric reflects the aggregate cash payments that our customers are obligated to pay over the contractual term of the customers’ leases and power purchase agreements. The

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ability to monetize these contracted payments is dependent on our ability to install and deliver solar energy systems to our customers such that these economic benefits can be realized. Our ability to install solar energy systems and progress through the contracted customer backlog, however, is dependent on the availability of capital to finance the installation of the systems. While we had significant customer backlog in the third and fourth quarters of 2011, we were not able to obtain significant external funding to finance the conversion of the majority of this backlog to system installations. Without this capital, our liquidity position jeopardized our ability to meet our forecasts and, accordingly, depressed our enterprise value.

In addition to the lack of available liquidity in the third and fourth quarters of 2011, as noted in the Registration Statement on pages 16 and 58-59, we also experienced significant uncertainty around the U.S. Treasury Department grant program under Section 1603 of the American Recovery and Reinvestment Act of 2009 and our ability to deliver solar energy systems to fund investors at the value paid in the investment contracts. As noted in the Registration Statement on pages 16, 58 and F-50, we typically indemnify our fund investors for any shortfall in the value of Treasury grants actually approved by the Treasury compared to the value that we contracted to our fund investors. These circumstances created additional uncertainty as to our ability to meet our capital needs and, accordingly, our future liquidity position late in 2011. In the fourth quarter of 2011, we had significant communications with the National Renewable Energy Laboratory, which administers the Treasury grant program on behalf of the Treasury, and the Treasury, relating to current and future Treasury grant applications for certain commercial systems applied for in the third and fourth quarters of 2011. We responded to these inquiries throughout the fourth quarter, and in December 2011 we met with Treasury representatives to discuss the Treasury grants for these commercial solar energy systems and the appropriate Treasury grant valuation guidelines for such systems. In early January 2012, we were unsuccessful in our attempts to have the Treasury reconsider its pricing for these systems, and while we stood behind the validity of the contracted value to the investment fund, we decided at that time to receive the lower amounts communicated by the Treasury, due to the business distraction and resource allocation that would have been required to pursue the matter further. We believe that these factors and the uncertainty surrounding the Treasury grant program in the fourth quarter of 2011 adversely impacted the valuation of our common stock in the latter part of 2011.

We completed our Series G preferred stock financing round with a first closing on February 22, 2012 and a subsequent closing on March 12, 2012, raising a total of $81 million. The anticipation of the closing of this round in January 2012 at a significantly higher valuation than we had previously expected provided us the liquidity to significantly ramp up our solar system installation in the first quarter of 2012, compared to the full year 2011, as illustrated by the monthly solar energy system installation data (measured in KW) presented in the table below.

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Month	System KW installed
January 2011	8,661
February 2011	5,254
March 2011	3,939
April 2011	5,074
May 2011	5,384
June 2011	5,163
July 2011	7,045
August 2011	3,874
September 2011	5,749
October 2011	5,273
November 2011	5,554
December 2011	10,731
January 2012	11,626
February 2012	13,301
March 2012	16,388

Additionally, we further reviewed our solar energy system installations in December 2011 on a weekly basis as illustrated below.

December 2011	System KW installed
Week 1	1,864
Week 2	1,325
Week 3	2,148
Week 4	2,736
Week 5	2,658

These solar energy system installation rates indicate that the availability of liquidity allowed us to nearly double our installation rates from the fourth quarter of 2011 to the first quarter of 2012. The delivery of these solar energy systems to our customer backlog allowed us to initiate the realization of the economic benefits associated with the installed solar energy systems. The availability of liquidity allows us to execute to our business plan to realize an economic return on the installed solar energy system as well as realizing a return for our fund investors. The increased installations toward the end of December 2011 were in line with our efforts to increase installations using available capital to enable our fund investors to accrue tax benefits, including tax bonus depreciation, by the end of the year. We therefore believe that this ramp up in installations in late December 2011 did not result in a significant change in the value of our common stock.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission October 1, 2012 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-002

Based on the observable factors illustrated above, we believe that the significant increase in our common stock value in January 2012 is attributable to the availability of external funding that facilitated the installation of an increased number of solar energy systems, the resolution of uncertainties associated with the U.S. Treasury grant program and the commencement of the IPO process that assisted in improving investor perception of our potential value. We note that although we held an initial organizational meeting with potential underwriters in late December 2011 to discuss the proposed IPO, the timeline and likelihood of success of the offering were not knowable at that time. The drafting of a registration statement and preparation for its filing took several months thereafter, and we did not confidentially submit the first draft Registration Statement until April 26, 2012. As a result, there was limited IPO-related activity in December 2011 that would have driven any significant increase in the value of our common stock. Given the discrete nature of these events, we do not believe that any of these business value drivers should be allocable to determinations of the fair value of our common stock made through December 5, 2011, the last date of stock option grants in 2011.

We also performed a valuation of our preferred stock warrants as of December 31, 2011 that involved an assessment of our business enterprise value on that reporting date. While the purpose of this valuation was not specifically designed for common stock, this valuation indicated that the common stock value had increased from $5.98 per share on December 12, 2011 to $6.14 per share as of December 31, 2011. We believe that this contemporaneous valuation incorporated all of the aforementioned considerations and fairly reflects the common stock value as at December 31, 2011, and that the significant drivers that increased enterprise value were confined to events that transpired in the first quarter of 2012.

3.	The fair value of your common shares increased from $12.20 at August 9, 2012 to $18.48 at September 6, 2012, which represents an increase of approximately 51%. Please help us better understand the factors that caused such a significant increase in an approximate one month time period. Please provide us with a summary of each significant factor that impacted the fair value during this time period and correspondingly tell us the estimated amount by which each factor impacted the fair value.

SolarCity Response:

We believe that the significant factors that contributed to the increase from August 15, 2012 to September 12, 2012 in common stock value, as determined by our board of directors and informed by the valuation report dated as of September 6, 2012 from our third-party valuation specialist, were as follows:

•	Our proposed managing underwriters provided us with an estimated initial public range of [****], which was subsequently adjusted to [****].

•

We closed a $75 million revolving credit facility on September 10, 2012 with more favorable financial covenants, providing us with a helpful liquidity source and enabling us to pay off and terminate our prior revolving facility that had covenants that were not appropriate for our business. We had previously questioned whether we would proceed with a public filing for our IPO until we closed this facility, which impacted overall deal timing and the likelihood of completing our IPO in 2012.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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•	We closed a new investment fund in Hawaii that provided us with additional capital to continue to grow our business.

•	[****]

•	We continued to execute on our business plan and to move closer to an IPO.

•

Following a meeting on August 9, 2012, we obtained greater clarity regarding the nature of the Office of the Inspector General inquiry described on pages 15 and 107-108, which gave us greater comfort as to the potential implications of the inquiry.

While we respectfully note that, due to the nature of our valuation methodology, it is not feasible for us to estimate the specific amount by which each factor described above impacted the increase in the fair value of our common stock over the noted timeframe, it is clear that the vast majority of the increase was due to (a) the higher estimated IPO valuation range provided by our proposed managing underwriters, (b) the indication of a higher degree of confidence that we could complete an IPO during 2012 and (c) the reduced likelihood of a worst-case outcome, such as the sale of the Company for lower valuations. The other positive business developments described above contributed in varying lesser amounts to the increase.

Based upon the factors discussed above and in our prior correspondence with the Staff, we respectfully advise the Staff that our board of directors appropriately granted options with exercise prices at what it believed was the fair value at the time of grant. However, due to the proximity of the grants on July 19, 2012 and August 15, 2012 to the date of the underwriters’ preliminary estimate of the initial public offering range, we intend to evaluate the fair value of our common stock for financial reporting purposes as of such dates and to consider, in light of our anticipated IPO, whether any reassessment of fair value as of such dates would be appropriate.

4.	Please provide us with a summary of any significant changes made in assumptions used in your valuations as of January 31, 2012, August 9, 2012, and September 6, 2012 as well as your basis for making these changes and the corresponding impact of those changes on the fair value per common share. For example, it appears that there were significant changes in the proposed IPO values used in your valuations. Please also tell us the proposed number of shares that you intend to sell in this offering, if available.

SolarCity Response:

We respectfully refer the Staff to Appendices 1-A, 1-B and 1-C, attached hereto, for details on the assumptions and calculations made in our January 2012, August 2012 and September 2012 valuations, respectively, and the corresponding impact on the fair value of our common stock on such dates. As described in our letters to the Staff dated August, 15, 2012, August 30, 2012, September 13, 2012 and September 17, 2012, as well as our responses to Comment Nos. 3, 5 and 6 herein, our assumptions relating to

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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our contemplated IPO and other potential liquidity scenarios evolved over time as we made progress toward an IPO, believed that a transaction would occur in the nearer term and received more specific feedback from our proposed managing underwriters regarding potential valuations.

In addition, we note that we have not yet determined the proposed number of shares that we intend to sell in the offering. However, we supplementally advise the Staff that we currently anticipate our initial public filing of the Registration Statement will seek to register the offer and sale of approximately $175 million of our common stock and a 15% over-allotment option, with the primary and secondary portions of such amounts to be determined.

5.	Please provide us with a summary of the valuation you performed as of August 9, 2012 using the probability-weighted expected return method. This should include a summary of the different scenarios and corresponding probability percentages assigned in a similar manner to the tables you previously provided to us for the January 31, 2012 and September 6, 2012 valuations. For the January 31, 2012, August 9, 2012, and September 6, 2012 valuations, please also show us the actual calculations which arrive at the per share fair values based on these tables.

SolarCity Response:

In response to the Staff’s comment, we supplementally note that the Company’s Board of Directors granted options on August 15, 2012 at a fair value of $12.20 per share, based in part on a valuation of the Company’s common stock as of August 9, 2012. This valuation incorporated management’s assessment of the most likely liquidity events for the Company, including timing, the probabilities of each occurring and the expected equity value of the Company for each scenario, which were similar to the prior common stock valuation from May 2012. The PWER analysis then considered four basic scenarios, using the mid-point of management’s estimated offering range for each of the initial public offering scenarios. The following table summarizes these scenarios and the related key assumptions of each:

	Near-Term IPO	Medium-Term IPO	Long-Term IPO	Sale
Value:	[****]	[****]	[****]	[****]
Timing:	0.18 year	0.39 year	0.89 years	2.39 years
Discount Rate for Common Shares:	13.0%	13.0%	13.0%	13.0%
Probability:	35.0%	20.0%	25.0%	20.0%

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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In each scenario, the likely actions of the preferred investors were analyzed, including whether such investors would choose to convert their shares or accept the applicable liquidation preference. In each scenario, the resulting proceeds to preferred equity were deducted from the aggregate equity value in order to determine the available proceeds for common stockholders, including expected dilution due to warrants and options. These amounts were then discounted to their present value at the indicated rates and combined into an expected value using the probabilities indicated above. The noted discount for lack of marketability was then applied to each. This methodology determined the fair value of our common stock as of August 15, 2012 to be $12.20.

In addition, in response to the Staff’s comment, we have attached as Appendices 1-A, 1-B and 1-C hereto the detailed per share calculations from each of our January 2012, August 2012 and September 2012 valuations, respectively.

6.	For the January 31, 2012 valuation, you assigned a 10% probability to a dissolution value. For the September 12, 2012 valuation, there does not appear to be any assumed dissolution value and instead there is a 5% probability assigned to a significantly higher sales value. Please help us understand what caused you to assume a significantly lower dissolution value in your January 31, 2012 valuation. Please also address any dissolution values, if applicable, that were used in your August 9, 2012 valuation.

SolarCity Response:

In our January 31, 2012 valuation, our management considered a set of scenarios that included a worst-case scenario of a dissolution or distressed sale of SolarCity at a low valuation. This scenario reflected a range of possible situations in which SolarCity’s long-term viability and value were negatively affected by possible internal and external events. Such events included changes in tax law, the availability of new investment funds, competitive threats, changes in regulation, internal execution issues and other unknowable risks. By the nature of the scenario, the specific events were not easily anticipated but were expected to be negative to value. A salvage value of $157.0 million was estimated. Given the relatively low possibility of any of these events occurring, a probability of 10% was estimated for this scenario, with the remaining 90% allocated to other scenarios.

In developing the scenarios for our September 12, 2012 valuation, our management reconsidered the range of likely scenarios, including a worst-case scenario. Based on the development of the business, the recent funding and the progress on an IPO, the prior worst-case scenario was determined to no longer be relevant. The revised worst-case scenario was determined to be a strategic sale at a valuation that was much closer to the IPO scenario values than the prior dissolution/salvage sale was in the prior analyses. This reflected the change in possible negative outcomes. Our management no longer believed that there was a realistic likelihood of internal execution failures, competitive threats or other unknowns materially eliminating SolarCity’s value. While external factors remained a risk, it was also determined that the recent market valuation and validation received through the Series G preferred stock financing and the continued growth of the business would make it a much more attractive target for a potential acquirer and that the IPO

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process, even if it failed, would provide much better awareness and interest from buyers. This increase in the value of the worst-case scenario was also paired with a reduction in the probability of achieving the worst-case scenario, moving from 10% in January 2012 to 5% in September 2012. The reduction in probability reflected the increased probability of a successful and higher-value IPO, based in part on the facts discussed in our responses to other comments of the Staff, including Comment Nos. 3, 4 and 5 above.

Similar to the September 2012 analysis, the dissolution scenario was replaced in the August 9, 2012 valuation with a sale scenario at a value of $1.0 billion, the same value we used in the September 2012 analysis.

Where You Can Find More Information, page 154

7.	Please remove the language in the fourth sentence indicating that certain statements in the prospectus “not necessarily complete.”

SolarCity Response:

In response to the Staff’s comment, we undertake to remove the noted language in the next submission or filing of the Registration Statement.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

8.	We are continuing to evaluate your response to comment three in our letter dated September 11, 2012 and may have additional comments.

SolarCity Response:

We note the Staff’s comment and look forward to the related telephone conference with the Staff scheduled for October 1, 2012.

* * * *

In addition, pursuant to the Staff’s suggestion during the September 26, 2012 telephone conference, we have reviewed the existing disclosure in the Registration Statement relating to the Section 1603 Treasury grant program. We note for the Staff the current disclosure relating to this program on pages 14, 16, 58-59, 105, F-15-F-16 and F-50-F-51. In particular, the risk factor on page 16 and the MD&A discussion on page 59 address the impact of the Treasury Department’s determination to award grants for our solar energy systems at a lower value that we had established in our appraisals in certain instances during 2011. As suggested by the Staff, we are considering what additional disclosure, if any, would be helpful to an investor’s understanding of these matters, and we will update such disclosure as necessary in the next filing or submission of the Registration Statement.

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* * * *

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.